

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 5, 2024

Steven Feng
Chief Financial Officer
NIO Inc.
Building 20, 56 Antuo Road
Jiading District, Shanghai 201804
People's Republic of China

   Re: NIO Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2022
    Response dated January 18, 2024
    File No. 001-38638

Dear Steven Feng:

  We have reviewed your January 18, 2024 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

1. We note your proposed revision in response to comment 1. Please further revise to clarify whether or not Xiaobei Chen is an official of the CCP as required by Item 16I(b)(4) of the Form 20-F.

Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yuting Wu, Esq.